UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: December 7, 2009
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐

This Form 6-K consists of the media release which appears immediately following this page.

UBS AG

Media Relations
Tel. +41-44-234 85 00

www.ubs.com

7 December 2009
Media Release
UBS AG nominates Wolfgang Mayrhuber for election to its Board of Directors
UBS AG nominates Wolfgang Mayrhuber, chief executive officer of Deutsche Lufthansa AG, for election to its Board of Directors at its annual general meeting on 14 April 2010.
Zurich/Basel, 7 December 2009 — UBS AG has nominated Wolfgang Mayrhuber for election to its Board of Directors. Wolfgang Mayrhuber is the Chairman of the Executive Board and CEO of Deutsche Lufthansa AG. As such, he is responsible for the aviation group, which comprises the Passenger Airline Group, Logistics, MRO, Catering and IT Services segments and has 115,000 employees worldwide.
Kaspar Villiger, Chairman of the Board of UBS, said: “Wolfgang Mayrhuber has gained substantial leadership experience in his almost 40-year career in a global corporation. He is a highly regarded figure well beyond the airline industry and brings with him strategic as well as operational expertise from his various activities on supervisory boards. I am very pleased that he has agreed to stand for election to our Board.”
UBS’s annual general meeting takes place on 14 April 2010 in Basel. With the election of Mayrhuber, eleven of the maximum of twelve seats in the Board of Directors would be filled. UBS AG will announce the nomination to fill the final vacancy in due course.
In September, UBS announced that Sergio Marchionne and Peter Voser had declared their intention not to stand for reelection to the Board. Both want to concentrate on their current demanding management positions.
UBS

Media Relations
7 December 2009

CV of Wolfgang Mayrhuber
Wolfgang Mayrhuber (1947) is chairman of the executive board and CEO of Deutsche Lufthansa AG. As such, he is responsible for the aviation group, which comprises the passenger airline group, logistics, MRO, catering and IT services segments and has 115,000 employees worldwide.
Wolfgang Mayrhuber has nearly 40 years of service with Lufthansa. He joined the company on 1 February 1970 as an engineer at the engine overhaul facility in Hamburg. After holding a variety of management posts in the maintenance, repair and overhaul (MRO) division, he was appointed executive vice president and chief operating officer technical on 1 November 1992.
In the early 1990s, Mayrhuber headed the rehabilitation team charged with engineering Lufthansa’s recovery. He was then elected chairman of the executive board of Lufthansa Technik AG when it became an independent company in October 1994. He held this post until being appointed to the executive board of Deutsche Lufthansa AG on 1 January 2001 with responsibility for the passenger airline business. On 1 April 2002, he was elected deputy chairman of the executive board. Since 18 June 2003, he has served as chairman of the executive board and CEO of Deutsche Lufthansa AG.
In addition to his executive board responsibilities, Mayrhuber is a member of various supervisory boards, including those of Fraport AG, Munich Re Group, and BMW Group. At an international level, he serves on the board of directors of Austrian Airlines AG, SN Airholding SA/NV and HEICO Corp. (Florida/USA).
Wolfgang Mayrhuber is also the Chairman of the Strategy and Policy Committee (SPC) of the International Air Transport Association (IATA) and is seated on the IATA Board of Governors.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
Title Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
Title Director

Date: December 7, 2009